Exhibit 99.4

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Notice to Readers of the Unaudited Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2009

The unaudited interim consolidated financial statements of Silvercorp Metals Inc. (the “Company”) for the three and nine months ended December 31, 2009 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2009 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of thousands of U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	December 31, 2009	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents		$53,503	$41,470
Short term investments	4(b)(iii)	34,267	23,962
Restricted cash		-	732
Accounts receivable, prepaids and deposits		1,829	2,933
Inventories	3	6,327	1,529
Current portion of future income tax assets		-	143
Amounts due from related parties	10	312	249
		96,238	71,018

Long term prepaids		669	1,058
Long term investments	4	14,449	12,186
Restricted cash		-	293
Plant and equipment	5	29,330	29,072
Mineral rights and properties	6	112,197	89,413
Future income tax assets		1,728	2,162
		$254,611	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$9,747	$8,533
Deposits received		1,914	1,290
Bank loan and notes payable	7	2,930	658
Dividends payable	9(c)	3,109	2,564
Income tax payable		1,952	3,041
Amounts due to related parties	10	117	7,353
		19,769	23,439

Future income tax liabilities		19,470	19,678
Asset retirement obligations		2,124	2,029
		41,363	45,146

Non-controlling interests	8	18,413	7,610

SHAREHOLDERS' EQUITY

Share capital	9	137,044	135,604
Contributed surplus		4,473	3,764
Reserves		31,893	31,893
Accumulated other comprehensive income (loss)		10,184	(10,167)
Retained earnings (Deficit)		11,241	(8,648)
		194,835	152,446

		$254,611	$205,202
Commitments	14

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except for share and per share figures)

		Three months ended December 31,		Nine months ended December 31,

	Notes	2009	2008	2009	2008

Sales		$31,283	$15,168	$78,940	$66,131

Cost of sales		6,010	7,439	16,157	23,046
Amortization and depletion		1,043	2,489	2,796	6,259
		7,053	9,928	18,953	29,305

Gross profit		24,230	5,240	59,987	36,826

Expenses
Accretion of asset retirement obligations		32	27	93	87
Amortization		407	354	776	794
Foreign exchange loss (gain)		791	830	(643)	(2,199)
General exploration and property investigation expenses		941	196	4,207	1,825
Impairment charges and bad debt		-	47,433	698	47,800
Investor relations		131	87	312	441
General and administrative		2,688	2,416	7,221	7,296
Professional fees		201	185	1,439	1,358
		5,191	51,528	14,103	57,402
		19,039	(46,288)	45,884	(20,576)
Other income and expenses
Equity loss in investment	4(a)	(107)	(22)	(325)	(1,467)
Loss on disposal of mineral rights and property		-	(819)	-	(819)
Loss on disposal of plant and equipment		(244)	(10)	(1,371)	(19)
Loss on held for trading securities		(10)	-	(22)	-
Interest income		237	246	635	1,266
Other income		72	365	285	481
		(52)	(240)	(798)	(558)

Income (loss) before income taxes and non-controlling interests		18,987	(46,528)	45,086	(21,134)

Income tax expense (recovery)
Current		2,556	779	6,074	4,183
Future		125	(7,212)	351	(7,600)
		2,681	(6,433)	6,425	(3,417)

Income (loss) before non-controlling interests		16,306	(40,095)	38,661	(17,717)

Non-controlling interests	8	(3,897)	6,400	(9,874)	482

Net income (loss)		$12,409	$(33,695)	$28,787	$(17,235)

Basic earnings (loss) per share		$0.08	$(0.22)	$0.18	$(0.11)
Diluted earnings (loss) per share		$0.08	$(0.22)	$0.18	$(0.11)
Weighted Average Number of Shares Outstanding - Basic		162,379,441	151,689,501	161,853,198	151,760,854
Weighted Average Number of Shares Outstanding - Diluted		163,912,759	151,689,501	163,487,318	151,760,854

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Net income (loss)	$12,409	$(33,695)	$28,787	$(17,235)
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available for sale securities	101	(43)	135	(107)
Reclassification adjustment for losses included in income	-	-	195	-
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	(624)	9,642	(11,229)	10,191
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	3,643	(23,343)	31,250	(29,634)
Other comprehensive income (loss)	3,120	(13,744)	20,351	(19,550)
Comprehensive income (loss)	$15,529	$(47,439)	$49,138	$(36,785)

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,

	2009	2008	2009	2008
Cash provided by (used for)
Operating activities
Net income (loss) for the period	$12,409	$(33,695)	$28,787	$(17,235)
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	32	27	93	87
Amortization	1,450	2,843	3,572	7,053
Equity Investment loss	107	22	325	1,467
Future income tax expenses (recovery)	125	(7,212)	351	(7,600)
Impairment charges and bad debt	-	47,433	698	47,800
Loss on held for trading securities	10	-	22	-
Loss on disposal of mineral property	-	819	-	819
Loss on disposal of plant and equipment	244	10	1,371	19
Non-controlling interests	3,897	(6,400)	9,874	(482)
Stock-based compensation	423	727	1,322	1,996
Unrealized foreign exchange loss (gain)	48	2,523	(970)	3,494
	18,745	7,097	45,445	37,418
Net change in non-cash working capital
Accounts receivable and prepaids	622	2,162	734	2,174
Inventory	(2,288)	(113)	(4,596)	(2,532)
Restricted cash	-	-	732	-
Accounts payable and accrued liabilities	(1,054)	(621)	370	899
Income tax payable	1,041	653	(1,084)	(61)
Deposits received	(1,140)	(669)	623	(1,538)
Cash provided by operating activities	15,926	8,509	42,224	36,360

Investing activities
Acquisition, exploration and development expenditures	(3,290)	(996)	(11,031)	(36,402)
Acquisition of plant and equipment	(574)	(2,563)	(1,382)	(11,173)
Purchase of long term investments	-	(145)	(1,323)	(145)
Decrease (increase) of short term investments	(4,532)	(2,458)	(5,251)	22,396
Decrease (increase) in long term prepaids	1,360	(2,429)	(638)	(1,853)
Proceeds from disposal of mineral rights and properties	-	814	-	814
Proceeds from disposal of plant and equipment	14	2	133	2
Cash used in investing activities	(7,022)	(7,775)	(19,492)	(26,361)

Financing activities
Repayment from (advance to) related parties	49	(1,101)	(56)	188
Bank loan	-	-	2,927	-
Repayment of bankers acceptance	-	-	(658)	-
Distribution to non-controlling interest shareholder	(3,898)	-	(7,191)	(11,199)
Non-controlling interest contribution	-	215	-	215
Cash dividends distributed	(3,366)	(2,990)	(8,898)	(2,990)
Share subscriptions for cash, net of commission and expenses	770	-	828	21
Repurchase of shares to treasury for cancellation	-	(421)	-	(9,473)
Cash used in financing activities	(6,445)	(4,297)	(13,048)	(23,238)

Effect of exchange rate changes on cash and cash equivalents	1,228	(4,123)	2,349	(5,046)

Increased (decrease) in cash and cash equivalents	3,687	(7,686)	12,033	(18,285)

Cash and cash equivalents, beginning of period	49,816	36,494	41,470	47,093

Cash and cash equivalents, end of period	$53,503	$28,808	$53,503	$28,808
Supplemental information:
Interest paid	$23	$-	$116	$30
Income tax paid	$1,517	$-	$7,175	$4,149

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$-	$-	$36,485

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars, except for numbers of shares figures)

	Share capital
	Number of shares	Amount	Contributed surplus	Reserves	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total shareholders' equity
Balance, March 31, 2008	149,416,476	$78,334	$1,722	$2,078	$14,122	$52,736	$148,992
Options exercised	4,482	35	(13)	-	-	-	22
Shares issued for property	4,532,543	36,485	-	-	-	-	36,485
Financing	10,000,000	24,205	-	-	-	-	24,205
Net of share issuance costs	-	(1,570)	-	-	-	-	(1,570)
Cancellation of shares under normal course issuer bid	(2,366,500)	(1,885)	(47)	-	-	(7,542)	(9,474)
Stock-based compensation	-	-	2,102	-	-	-	2,102
Unrealized loss on available for sale securities	-	-	-	-	(155)	-	(155)
Appropriation to reserves	-	-	-	29,815	-	(29,815)	-
Cash dividends declared and distributed	-	-	-	-	-	(8,030)	(8,030)
Loss of the period	-	-	-	-	-	(15,997)	(15,997)
Unrealized gain on translation of self-sustaining operation	-	-	-	-	11,270	-	11,270
Unrealized loss on translation functional currency to reporting currency	-	-	-	-	(35,404)	-	(35,404)
Balance, March 31, 2009	161,587,001	135,604	3,764	31,893	(10,167)	(8,648)	152,446
Options exercised	1,107,428	1,440	(613)	-	-	-	827
Stock-based compensation	-	-	1,322	-	-	-	1,322
Unrealized gain on available for sale securities	-	-	-	-	135	-	135
Reclassification adjustment for losses included in income	-	-	-	-	195	-	195
Cash dividends declared and distributed	-	-	-	-	-	(8,898)	(8,898)
Income of the period	-	-	-	-	-	28,787	28,787
Unrealized loss on translation of self-sustaining operation	-	-	-	-	(11,229)	-	(11,229)
Unrealized gain on translation functional currency to reporting currency	-	-	-	-	31,250	-	31,250
Balance, December 31, 2009	162,694,429	$137,044	$4,473	$31,893	$10,184	$11,241	$194,835

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

1.	NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting polices and methods set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2009, except those as described in Note 2(b) herein. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2009. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended December 31, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010.

These unaudited consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”) (see Note 8), 70% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), 95% owned subsidiary, Anhui Yangtze Mining Co. Ltd. and 95% owned subsidiary, Guangdong Found Mining Co. Ltd. (“Guangdong Found”).

All significant inter-company transactions and accounts have been eliminated upon consolidation.

In the notes to these unaudited consolidated financial statements, “joint venture” is used in the context of “the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures”, which governs business conducted by foreigners in China. None of the Company’s investments are subject to joint control as defined by CICA Section 3055, “Interests in Joint Ventures”.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(b)	Adoption of New Accounting Standards

(i) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(ii) Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(c)	New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by the conversion to IFRS and the impact of these changes on its financial disclosures.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(ii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. The Company shall apply this standard effective April 1, 2011. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(iii) Financial Instruments - Disclosures

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for the annual consolidated financial statements of Silvercorp for the year ending March 31, 2010. It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of the Company’s existing financial instrument disclosures.

3.	INVENTORIES

Inventories consisted of the following:

	December 31, 2009	March 31, 2009
Direct smelting ore and stockpile ore	$4,388	$396
Concentrate inventory	378	154
Total stockpile	4,766	550
Material and supplies	1,561	979
	$6,327	$1,529

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

4.	LONG TERM INVESTMENTS

		December 31, 2009	March 31, 2009
Investment in companies subject to significant influence
New Pacific Metals Inc.	(a)	$6,020	$5,285
Luoyang Yongning Gold and Lead Smelting Co. Ltd	(b)(i)	-	6,877

Investments "available for sale"
Dajin Resources Corp.	(b)(ii)	172	24
Luoyang Yongning Gold and Lead Smelting Co. Ltd	(b)(i)	6,884	-
Other investments	(b)(iii)	1,373	-
		$14,449	$12,186

(a)	Investment in companies subject to significant influence

New Pacific Metals Inc. (“NUX”)

The following is the summary of the investment in NUX and its market value:

	Number of shares	Amount	Value of NUX's common shares per quoted market price
Balance, March 31, 2008	7,400,000	$11,252	$14,758
Equity in loss of investee company		(1,455)
Impairment charge		(2,707)
Impact of foreign currency translation		(1,805)
Balance, March 31, 2009	7,400,000	5,285	5,285
Equity in loss of investee company		(325)
Impact of foreign currency translation		1,060
Balance, December 31, 2009	7,400,000	$6,020	$7,000

(b)	Available for sale investments

		December 31, 2009				March 31, 2009
		Unrealized Gain (loss)				Unrealized Gain (loss)
	Cost basis	Change in market value	Foreign exchange	Fair value	Cost basis	Change in market value	Foreign exchange	Fair value
Luoyang Yongning Gold and Lead
Smelting Co. Ltd.	$6,557	$-	$327	$6,884	$-	$-	$-	$-
Dajin Resources Corp.	217	(64)	19	172	217	(200)	7	24
Other investments	1,364	9	-	1,373	-	-	-	-

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(i) Luoyang Yongning Gold and Lead Smelting Co. Ltd. (“Yongning”)

Henan Found entered into an agreement in April 2007, subsequently amended in September 2007, with two third party partners, to custom build a 150,000 tonne per year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China.

During fiscal year 2008, Yongning was incorporated, with a registered capital requirement of $21.4 million (RMB¥150 million) for this project. Henan Found earned its 30% equity interest in Yongning through contributing $6.6 million (RMB¥45 million).

During the fiscal year 2009, the controlling shareholders of Yongning proposed to increase the registered capital to $58.6 million (RMB¥400 million) from $21.4 million (RMB¥150 million). Henan Found did not participate in the proportionate capital contribution, except for paying an additional $0.3 million (RMB¥2 million) to Yongning.

As at March 31, 2009, a total of $37.6 million (RMB¥257 million) was invested by the joint venture partners, of which $6.9 million (RMB¥47 million) was by Henan Found.

In June 2009, at a meeting of the shareholders of Yongning, it was resolved to increase the registered capital to $58.6 million (RMB¥400 million). Following the capital contributions of the other joint venture partners, Henan Found’s equity interest in Yongning was diluted to 11.75%. The shareholders of Yongning further resolved to change the composition of its Board of Directors, such that the representatives appointed by Henan Found were reduced from two directors to one. Management has determined that as a result of these changes, effective June 6, 2009, Henan Found no longer exercises significant influence over Yongning. As such, the investment was reclassified as an available for sale financial asset.

(ii) Dajin Resources Corp. (“Dajin”)

During the quarter ended June 30, 2009, a total of $195 (quarter ended June 30, 2008 - $nil) of unrealized loss on the investment in Dajin was transferred out of accumulated other comprehensive income and recognized as impairment charges on the consolidated statement of operations, as the decline of value was considered to be an other than a temporary impairment.

During the nine months ended December 31, 2009, a total of $126 (nine months ended December 31, 2008 - $107 of unrealized loss) of unrealized gain on the investment in Dajin was recorded as other comprehensive income.

(iii) Other investments

During the nine months ended December 31, 2009, the Company participated in a private placement of a publicly traded company and subscribed for 5,000,000 units of its securities for a total consideration of $1.17 million (CAD$1.25 million). Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at the price of CAD$0.35 per warrant exercisable in two years. The warrants were recorded at its fair market value as of the date of purchase and the remaining was assigned to the cost of the common shares. The fair value of the warrants was calculated using the Black-Scholes Pricing model with assumptions of 111.8% volatility, 1.41% risk free interest rate, and zero dividend yields. The fair value of the warrants was estimated as $261 and a total of $909 was assigned to the common shares at the closing date of the private placement. The warrants were classified as held for trading security and was recorded as short term investment. As at December 31, 2009, the fair value of the warrant was $226 (as at September 30, 2009 - $215), which was determined using the Black-Scholes method. A gain of $11 was recognized for the three months ended December 31, 2009, while a loss of $35 was recorded for the nine months ended December 31, 2009 on the consolidated statements of operations.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

The Company also acquired a total of 2,010,000 shares of the same company at open market for a cost of $380 and a total of 50,000 shares of another public company at open market for a cost of $75. As at December 31, 2009, the fair value of these investments were $1,373 and a total of $9 unrealized gain on these investments was recorded as other comprehensive income.

5.	PLANT AND EQUIPMENT

Plant and equipment consisted of:

		December 31, 2009			March 31, 2009
	Cost	Accumulated Depreciation, Disposition and Cost Impairment Charges	Net Book Value	Cost	Accumulated Depreciation, Disposition and Impairment Charges	Net Book Value
Building	$19,234	$(1,287)	$17,947	$13,912	$(835)	$13,077
Office equipment and furniture	1,360	(587)	773	1,203	(414)	789
Machinery	8,877	(1,320)	7,557	7,804	(760)	7,044
Motor vehicle	1,939	(763)	1,176	1,272	(444)	828
Land use right	949	(17)	932	822	(10)	812
Leasehold improvement	325	(93)	232	236	(39)	197
Construction in process	713	-	713	6,325	-	6,325
	$33,397	$(4,067)	$29,330	$31,574	$(2,502)	$29,072

During the nine months ended December 31, 2009, costs associated to a new mill were reclassified from construction in process to building and machinery as the project was completed and the new mill was ready to use. Depreciation was charged on these assets accordingly. During the three and nine months ended December 31, 2009, building and machinery were disposed for proceeds of $14 and $133, respectively (three and nine months ended December 31, 2008 - $2 and $2, respectively). A loss of $244 and $1,371, respectively (three and nine months ended December 31, 2008 – loss of $10 and $19, respectively) were incurred on these dispositions.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

	Ying	HPG	NZ	Nabao	TLP	LM	GC & SMT	Total
Balance, March 31, 2008	$18,303	$9,733	$2,047	$1,058	$20,015	$9,749	$-	$60,905
Acquisition	-	-	-	-	-	-	80,044	80,044
Capitalized expenditure	6,914	1,835	-	1,141	2,533	1,808	1,251	15,482
Disposal	-	-	(1,819)	-	-	-	-	(1,819)
Depletion	(2,336)	(1,352)	-	-	(311)	(1,247)	-	(5,246)
Impairment charge	-	(10,337)	-	(2,005)	(22,796)	(10,556)	-	(45,694)
Impact of foreign currency translation	576	121	(228)	(194)	559	246	(15,339)	(14,259)
Balance, March 31, 2009	23,457	-	-	-	-	-	65,956	89,413
Capitalized expenditure	5,052	788	-	-	3,431	868	904	11,043
Depletion	(2,037)	(18)	-	-	(13)	(6)	-	(2,074)
Impact of foreign currency translation	355	-	-	-	-	-	13,460	13,815
Balance, December 31, 2009	$26,827	$770	$-	$-	$3,418	$862	$80,320	$112,197

Although the Company has taken steps to verify titles to the mineral properties in which it has an interest in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

During the nine months ended December 31, 2009, the Company entered into a contract to sell the Nabao Project for $732 (RMB¥5.0 million), and a total deposit of $146 (RMB¥1.0 million) was received and included in deposits received on the balance sheet. The transaction is subject to the Chinese government’s approval.

7.	BANK LOAN AND NOTES PAYABLE

As at December 31, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bank Loan	$2,930	June 16, 2010

As at March 31, 2009, bank loan and notes payable balances consisted of the following:

	Amount	Maturity
Bankers acceptance	$658	June 30, 2009

On June 16, 2009, the Company, through its 70% owned subsidiary Henan Huawei, obtained an unsecured line of credit of $2.9 million (RMB¥20 million). The Company’s subsidiary, Henan Found and Henan Huawei’s non-controlling interest holder have guaranteed the debt. On June 16, 2009, $2.9 million (RMB¥20 million) was drawn, with an annual interest rate of 5.841%, payable monthly.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

8.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Huawei	Guangdong Found	Total
Balance, March 31, 2008	$8,998	$2,267	$-	$11,265
Addition upon acquisition	-	-	172	172
Profit (loss) sharing for the year	3,975	(2,432)	(12)	1,531
Dividend declared	(7,145)	-	-	(7,145)
Non-controlling interest shareholder’s contribution	-	-	219	219
Foreign exchange impact	1,397	165	6	1,568
Balance, March 31, 2009	7,225	-	385	7,610
Profit sharing for the period	9,740	-	134	9,874
Foreign exchange impact	124	-	805	929
Balance, December 31, 2009	$17,089	$-	$1,324	$18,413

As at December 31, 2009, non-controlling interest in Henan Found, Henan Huawei and Guangdong Found were 22.5%, 30% and 5%, respectively.

The Company has not recorded non-controlling interest in Qinghai Found, as the minority shareholders’ ownership percentage represents only the profit sharing and working interests and is not responsible for any of the associated costs.

9.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Stock Options

The Company has a stock option plan (the “Plan”), which was approved by the shareholders on November 14, 2002 and subsequently amended on August 12, 2009. The plan is administrated by the directors and Compensation Committee of the Company. The plan currently provides that the aggregate number of shares issuable shall not exceed a rolling 10% of the issued and outstanding common shares.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

The summary of stock option activities during fiscal 2009 and through December 31, 2009 is as follows:

	Number of shares	Weighted average exercise price per share CAD$
Balance, March 31, 2008	3,234,685	$3.42
Options granted	745,000	5.46
Options exercised	(4,482)	4.81
Options expired	(31,875)	0.75
Options forfeited	(418,625)	5.31
Balance, March 31, 2009	3,524,703	3.65
Options granted	1,081,000	2.65
Options exercised	(1,107,428)	0.78
Options forfeited	(108,000)	6.93
Balance, December 31, 2009	3,390,275	$4.17

During the nine months ended December 31, 2009, a total of 1,081,000 options were granted to directors, officers, employees and consultants at an exercise price of CAD$2.65 per share subject to a vesting schedule over a three year term with 8.333% of the options vesting every three months.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Nine months ended December 31,
	2009	2008
Risk free interest rate	1.18% to 1.86%	1.60% to 2.95%
Expected life of options in years	2 to 5 years	2 to 5 years
Expected volatility	73% to 84%	55% to 99%
Expected dividend yield	3%	1%

The weighted average grant date fair value of options granted during the nine months ended December 31, 2009 was CAD$1.23 (nine months ended December 31, 2008 - CAD$3.81).

During the three and nine months ended December 31, 2009, a total of $423 and $1,322 respectively (three and nine months ended December 31, 2008 - $727 and $1,996 respectively) stock-based compensation expenses were recorded and included in the general and administrative expenses on the consolidated statements of operations.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

The following table summarizes information related to stock options outstanding at December 31, 2009:

Exercise price in CAD$	Number of options outstanding at December 31, 2009	Weighted average remaining contractual life (YRS)	Weighted average exercise price in CAD$	Number of options exercisable at December 31, 2009	Weighted average exercise price in CAD$
$ 0.22	189,999	0.07	$ 0.22	189,999	$ 0.22
0.63	292,500	0.16	0.63	292,500	0.63
5.99	10,000	0.50	5.99	-	-
4.32	317,399	1.56	4.32	317,399	4.32
4.43	18,573	1.66	4.43	18,573	4.43
6.74	669,204	2.28	6.74	506,279	6.74
6.95	90,000	2.75	6.95	67,500	6.95
9.05	105,100	3.04	9.05	61,307	9.05
7.54	50,000	3.36	7.54	25,000	7.54
5.99	455,000	3.50	5.99	190,000	5.99
3.05	141,667	3.75	3.05	41,667	3.05
2.65	1,050,833	4.30	2.65	150,001	2.65
0.22-9.05	3,390,275	2.80	4.17	1,860,225	$ 4.28

Subsequent to December 31, 2009, a total of 535,988 options were exercised for proceeds of $482 and a total of 465,500 options were granted to directors, officers and employees at an exercise price of CAD$7.00 per share subject to a vesting schedule over a three year term with 8.333% of the options vesting every three months.

(c)	Cash Dividends Declared and Distributed

During the three months ended December 31, 2009, a quarterly cash dividend of CAD$0.02 per share, totaling $3.08 million (CAD$3.22 million) was paid and another quarterly cash dividend of CAD$0.02 per share, totaling $3.11 million (CAD$3.25 million) was declared, which was paid in January 2010.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

10.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due from related parties	December 31, 2009	March 31, 2009
New Pacific Metals Corp. (a)	$92	$30
Weigemingda Mining Co. Ltd.(f)	220	219
	$312	$249

Amount due to related parties	December 31, 2009	March 31, 2009
Henan Non-ferrous Geology Bureau (b)	$-	$7,187
Quanfa Exploration Consulting Services Ltd. (c)	117	117
R. Feng Consulting Ltd. (e )	-	49
	$117	$7,353

	Three months ended December 31,		Nine months ended December 31,
Transactions with related parties	2009	2008	2009	2008
New Pacific Metals Corp. (a)	$57	$917	$145	$1,790
Henan Non-ferrous Geology Bureau (b)	3,895	-	7,187	10,146
Qinghai Non-ferrous Geology Bureau (g)	-	-	-	17
Quanfa Exploration Consulting Services Ltd. (c)	-	-	88	270
Gao Consulting Ltd.(d)	-	-	-	114
McBrighton consulting Ltd.(d)	52	55	144	55
R. Feng Consulting Ltd. (e)	80	79	243	262
Directors (h)	33	31	98	71
	$4,117	$1,082	$7,905	$12,725

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a service and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2009, the Company recovered $57 (three months ended December 31, 2008 - $42) and $145 respectively (nine months ended December 31, 2008 - $163) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $7,187 at March 31, 2009 owed to Henan Geology Bureau represented the dividend declared by Henan Found during the year ended March 31, 2009. During the three and nine months ended December 31, 2009, Henan Found distributed $3,895 (three months ended December 31, 2008 - $nil) and $7,187 respectively (nine months ended December 31, 2008 - $10,146) to Henan Geology Bureau.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(c)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and nine months ended December 31, 2009, the Company paid $nil and $88 (three and nine months ended December 31, 2008 - $nil and $270, respectively) to Quanfa for its consulting services.

(d)

During the three and nine months ended December 31, 2009, the Company paid $nil (three and nine months ended December 31, 2008 - $nil and $114, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

During the three and nine months ended December 31, 2009, the Company paid $52 and $144, (three and nine months ended December 30, 2008 - $55 and $55), respectively, to McBrighton Consulting Ltd., a private company controlled by the same director of the Company for consulting services.

(e)

During the three and nine months ended December 31, 2009, the Company paid $80 and $243 (three and nine months ended December 31, 2008 - $79 and $262), respectively, to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)	During the fiscal year 2009, the Company advanced $220 to Weigemingda Mining Co. Ltd., a non-controlling interest holder of Guangdong Found.

(g)

During the three and nine ended December 31, 2009, the Company paid $nil (three and nine months ended December 31, 2008 - $nil and $17) to Qinghai Non-ferrous Geology Bureau, the minority shareholder of Qinghai Found.

(h)

During the three and nine months ended December 31, 2009, the Company paid director fees of $33 and $98 (three and nine months ended December 31, 2008 - $31 and $71), respectively, to independent directors of the Company.

The transactions with related parties are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

11.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. There are no externally imposed capital requirements. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

12.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The fair values of financial instruments at December 31, 2009 and March 31, 2009 are summarized as follows:

	December 31, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$53,503	$53,503	$41,470	$41,470
Short term investments	34,267	34,267	23,962	23,962
Restricted cash	-	-	1,025	1,025
Loans and receivables
Accounts receivables	765	765	2,213	2,213
Amounts due from related parties	312	312	249	249
Available for sale
Long term investments
Dajin Resources Corp.	172	172	24	24
Luoyang Yongning Gold and Lead Smelting Co. Ltd.	6,884	6,884	-	-
Other investments	1,373	1,373	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$9,747	$9,747	$8,533	$8,533
Deposits received	1,914	1,914	1,290	1,290
Dividends payable	3,109	3,109	2,564	2,564
Amounts due to related parties	117	117	7,353	7,353
Bank loan and notes payable	2,930	2,930	658	658

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments. The fair values of investments in publicly traded companies are based on the quoted market prices. The Company’s investment in Luoyang Yongning Gold and Lead Smelting Co. Ltd. is carried at fair market value. The fair market value approximates the cost since Yongning is a private company in a trial production stage.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(b)	Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2009	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$9,747	$8,533
Deposits received	1,914	1,290
Dividends payable	3,109	2,564
Amounts due to related parties	117	7,353
Bank loan and notes payable	2,930	658
	$17,817	$20,398

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	December 31, 2009	March 31, 2009
Canadian dollars	$32,006	$43,111
United States dollars	35,691	9,498
Chinese renminbi	29,578	16,332
Hong Kong dollars	1	2
Total financial assets	$97,276	$68,943

Canadian dollars	$3,316	$3,092
United States dollars	7	14
Chinese renminbi	14,494	17,292
Total financial liabilities	$17,817	$20,398

As at December 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net income by approximately $0.02 million and increased (decreased) other comprehensive income by $0.1 million.

As at December 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.4 million and increased (decreased) other comprehensive income by $0.8 million.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily include highly liquid investments that earn interests at market rates that are fixed to maturity. The Company holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. The Company also drew on the line of credit bearing an annual interest rate of 5.841%. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2009.

(e)	Credit risk

The Company is exposed to credit risk primarily associated to accounts receivables, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days.

Occasionally, the Company disposes of exploration permits of abandoned projects. The Company undertakes credit evaluations at each time of disposition. As at December 31, 2009, $nil (March 31, 2009 - $790) represented such receivables.

As at December 31, 2009, the Company did not hold any asset-backed commercial paper.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at December 31, 2009, a 10% increase (or decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (or decrease) to net income of approximately $0.8 million.

13.	SEGMENTED INFORMATION

(a)	Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development and operation of mineral properties.

(b)	Geographic information

(i) The following is the summary of certain long-term assets of each geographic segment:

December 31, 2009

	Canada			China				BVI	Total
		Ying	HPG	TLP	LM	GC & SMT	Other

Mineral rights and properties	$-	$26,827	$770	$3,418	$862	$80,320	$-	$-	$112,197
Plant and equipment	474	24,231	1,085	1,171	379	109	1,881	-	29,330
Long term investments	6,192	6,884	-	-	-	-	-	1,373	14,449

March 31, 2009

	Canada			China				BVI	Total
Balance sheet items:		Ying	HPG	TLP	LM	GC & SMT	Other

Mineral rights and properties	$-	$23,457	$-	$-	$-	$65,956	$-	$-	$89,413
Plant and equipment	414	21,404	1,132	3,863	273	320	1,666	-	29,072
Long term investments	5,309	6,877	-	-	-	-	-	-	12,186

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(ii) The following is a summary of operations for each geographic segment:

			Three months ended December 31, 2009
	Canada			China				BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$27,713	$2,037	$19	$1,514	$-	$-	$-	$31,283
Cost of sales	-	(4,537)	(641)	(22)	(810)	-	-	-	(6,010)
Amortization and depletion	-	(968)	(53)	(1)	(21)	-	-	-	(1,043)
Gross Profit	-	22,208	1,343	(4)	683	-	-	-	24,230

Expenses (including foreign exchange)	(2,460)	(1,161)	(242)	(390)	(147)	148	(344)	(595)	(5,191)

Interest & other income	188	166	69	-	11	-	(75)	(50)	309
Loss and other expenses	(107)	(24)	9	-	15	(232)	(74)	52	(361)
Non-controlling interest	-	(4,159)	-	86	-	176	-	-	(3,897)
Income tax recovery (expenses)	-	(2,691)	-	10	-	-	-	-	(2,681)
Net income (loss)	$(2,379)	$14,339	$1,179	$(298)	$562	$92	$(493)	$(593)	$12,409

			Three months ended December 31, 2008
	Canada			China				BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$12,015	$1,327	$958	$868	$-	$-	$-	$15,168
Cost of sales	-	(4,308)	(1,361)	(889)	(881)	-	-	-	(7,439)
Amortization and depletion	-	(1,386)	(506)	(308)	(289)	-	-	-	(2,489)
Gross Profit	-	6,321	(540)	(239)	(302)	-	-	-	5,240

Expenses (including foreign exchange)	(1,598)	(947)	85	(507)	(535)	(3,226)	6,131	(3,498)	(4,095)

Interest & other income	102	(308)	553	-	11	8	245	-	611
Impairment charges	-	-	(10,158)	(22,956)	(10,500)	-	(3,819)	-	(47,433)
Loss and other expenses	56	(730)	-	-	-	-	(177)	-	(851)
Non-controlling interest	-	(854)	2,991	4,244	15	4	-	-	6,400
Income tax recovery (expenses)	-	(542)	858	3,829	2,288	-	-	-	6,433
Net income (loss)	$(1,440)	$2,940	$(6,211)	$(15,629)	$(9,023)	$(3,214)	$2,380	$(3,498)	$(33,695)

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

			Nine months ended December 31, 2009
	Canada			China				BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$72,886	$4,092	$295	$1,667	$-	$-	$-	$78,940
Cost of sales	-	(13,729)	(1,422)	(85)	(921)	-	-	-	(16,157)
Amortization and depletion	-	(2,688)	(80)	(5)	(23)	-	-	-	(2,796)
Gross Profit	-	56,469	2,590	205	723	-	-	-	59,987

Expenses (including foreign exchange)	(8,434)	(3,980)	(1,090)	(1,268)	(531)	2,650	(552)	(200)	(13,405)

Interest & other income	497	412	294	-	11	-	(300)	6	920
Impairment charges	(195)	-	-	-	-	-	-	(503)	(698)
Loss and other recovery (expenses)	(325)	(1,162)	9	-	15	(232)	(26)	3	(1,718)
Non-controlling interest	-	(10,217)	-	209	-	134	-	-	(9,874)
Income tax recovery (expenses)	-	(6,558)	-	133	-	-	-	-	(6,425)
Net income (loss)	$(8,457)	$34,964	$1,803	$(721)	$218	$2,552	$(878)	$(694)	$28,787

			Nine months ended December 31, 2008
	Canada			China				BVI
		Ying	HPG	TLP	LM	GC & SMT	Other		Total
Sales	$-	$51,995	$6,322	$4,425	$3,389	$-	$-	$-	$66,131
Cost of sales	-	(14,594)	(3,069)	(3,135)	(2,248)	-	-	-	(23,046)
Amortization and depletion	-	(3,075)	(1,335)	(946)	(903)	-	-	-	(6,259)
Gross Profit	-	34,326	1,918	344	238	-	-	-	36,826

Expenses (including foreign exchange)	(6,543)	(2,503)	(513)	(951)	(831)	(4,176)	5,915	-	(9,602)

Interest & other income	450	361	556	-	12	8	360	-	1,747
Impairment charges	-	-	(10,525)	(22,956)	(10,500)	-	(3,819)	-	(47,800)
Loss and other expenses	(1,388)	(730)	-	-	-	-	(187)	-	(2,305)
Non-controlling interest	-	(6,136)	2,428	4,182	-	7	-	1	482
Income tax recovery (expenses)	-	(3,785)	812	3,967	2,423	-	-	-	3,417
Net income (loss)	$(7,481)	$21,533	$(5,324)	$(15,414)	$(8,658)	$(4,161)	$2,269	$1	$(17,235)

(c)	Sales by metal

The sales generated for the three and nine months ended December 31, 2009 and 2008 comprised of:

	Three Months ended December 31,		Nine Months ended December 31,
	2009	2008	2009	2008
Silver (Ag)	$15,844	$8,007	$40,103	$33,597
Gold (Au)	303	269	665	895
Lead (Pb)	12,283	6,047	31,590	27,554
Zinc (Zn)	2,853	845	6,582	4,085
	$31,283	$15,168	$78,940	$66,131

SILVERCORP METALS INC.
Notes to Unaudited Interim Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of U.S. dollars)

(d)	Major customers

For the three months ended December 31, 2009, four (three months ended December 31, 2008 - four) major customers accounted for 10% to 35% (three months ended December 31, 2008 - 10% to 25%) and collectively 77% (three months ended December 31, 2008 - 70%) of the total sales of the Company.

During the nine months ended December 31, 2009, there were four (nine months ended December 31, 2008 - four) major customers which individually accounted for 10% to 31% (six months ended December 31, 2008 - 10% to 30%) and collectively, 74% (nine months ended December 31, 2008 - 75%) of the total sales of the Company.

14.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $1,287 over the next five years as the follows: for the period ending 2010: $73; 2011: $291; 2012: $316; 2013: $350; and 2014: $257. In connection with one of these Rental Agreements, the Company signed a sublease agreement commencing April 15, 2009 and expiring September 29, 2013, with annual rental income of $62.